Quarterly Commentary

Second Quarter 2021

Market Recap

As the U.S. economy continued to recover from the global pandemic at the start of this year, gains in the labor market and bottlenecks in the supply chain fueled expectations for rapidly accelerating growth and inflation. The 10-year breakeven rate — the yardstick for measuring expected inflation — eclipsed 2.5% in May, the first time that's happened since 2013. This mounting pressure spilled over into the bond market, pushing yields higher across the globe in Q1. In fact, the global supply of negative-yielding debt declined substantially, shrinking from its peak of $18 trillion last December to $12 trillion.

But this trend reversed course in Q2. The Fed's notion of "transitory" inflation, coupled with signs of tempered growth prospects, pushed bond yields *lower* across the board in the spring. The 10-Year Treasury yield dropped 30 basis points — from 1.74% in April to 1.45% at the end of Q2 and below 1.30% by mid July.


Q2 2021 FIXED INCOME RETURNS
TOTAL RETURNS
3.8%
4.1%
2.3%
1.4%
2.0%
Investment Grade
EM
Treasury
National Muni
High Yield

Fixed income was able to ride the wave of waning yields (bond yields and prices move in opposite directions) for modest gains in Q2: Emerging markets (+4.1%) and Investment Grade bonds (+3.8%) led the way, with Treasuries (+2.3%), High Yield (+2.0%) and Municipals (+1.4%) posting solid returns.

The effective yield on the ICE BofA U.S. High Yield Index dropped to 4.01% at the end of Q2, an all-time low.

High Yield Spreads: The option-adjusted credit spread on the ICE BofA U.S High Yield Index finished Q2 at 3.04%. The last time it was below 3% was in May 2007. The spread is currently much tighter than its 10-year average of 4.79%.

Investors continue to look in the riskiest parts of High Yield, as most of the spread compression was attributed to CCC- or lower-rated bonds, continuing a trend we've seen in recent quarters. CCC- or lower spreads tightened 73 bps, ending Q2 at 5.83%. The effective yield on the CCC- or lower bonds now stands at 6.64%, a record low.

Issuance & Defaults: According to SIFMA, $143 billion of High Yield bonds were issued in Q2, which trails only Q1 as the largest quarter for issuance on record. Defaults, meanwhile, remain unusually quiet. In fact, over the past three months, there have been only $0.4 billion in defaults, the lowest amount since Q1 2007, according to Fitch.

Year to date, default volume stands at $4.4 billion vs. $45 billion through this time last year. Fitch forecasts a 1%-2% default rate for 2021, citing improvements in retail and energy. According to S&P Global, the U.S. distress ratio (speculative-grade issues with option-adjusted spreads of more than 1,000 bps above Treasuries) fell to 2.3% in June, its lowest point since August 2007. S&P also cites the oil & gas sector as the major contributor to the ratio's improvement. The oil & gas distress ratio fell to 2.1%, from a peak of 95.5% in 2020.

Fund Performance

The Trust's primary objective is income, so it tends to invest about 85% of its portfolio in High Yield securities. As of June 30, the Trust held roughly 85% in corporate bonds and preferred securities, with about 10% in equities and 5% in cash and equivalents.

Within the High Yield space, the Trust uses a barbell strategy composed of long- and short-duration bonds, in an effort to reduce the level of risk for a given level of income. As the short-dated, yield-to-call bonds in our portfolio convert to cash, the Trust reinvests the proceeds into High Yield securities. Roughly 10% of the Trust's portfolio is in "special situation" post-bankruptcy bonds and stocks.

For Q2, the Trust was essentially flat at -0.01%, while the ICE BofA U.S. High Yield Index was +2.77%. High Yield continued to rise, benefiting from an economy that is showing signs of improvement though isn't strong enough for the Fed to shift from its dovish policy. The Trust's longer-dated bonds participated in the rally, but overall remained flat primarily because of its overweight position in out-of-index "special situation" securities.

Filed under Section 24(b) of the Investment Company Act of 1940


Rising Rate Reversal?
June 30th, 2020 - June 30th, 2021
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
6/30/2020
9/30/2020
12/31/2020
3/31/2021
6/30/2021
Source: Board of Governors of the Federal Reserve System

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP – midstream oil & gas operator in the Bakken Shale, Delaware Basin, Powder River Basin, Marcellus Shale, Barnett Shale and Fayetteville Shale
- Range Resources 4.875% 5/15/25 — one of the largest oil & gas production companies operating in the Marcellus Shale
- Tidewater 8% 8/1/22 — operates offshore support vehicles for offshore energy & production activities

Detractors to the Trust's performance:

- American Zinc Recycling — a recycling service provider to the U.S. steel industry
- Pyxus Holdings — a global agriculture company focused on tobacco wholesale and distribution

Additions: The Trust purchased roughly $27.8 million in the following securities during Q2:

- Fortress Transportation 5.5% 5/1/28
- Five Point Operating 7.875% 11/15/25
- XPO Logistics 6.125% 9/1/23
- Cheniere Energy 5.625% 10/1/26
- Clear Channel Worldwide 9.25% 2/15/24
- SunCoke Energy Partners 7.5% 6/15/25

Subtractions: The following securities, representing about $24.6 million, were removed from the portfolio due to embedded call features:

- Mueller Industries 6% 3/1/27 (Full Call)
- Laureate Education 8.25% 5/1/25 (Partial & Full Call)
- Fortress Transportation 6.75% 3/15/28 (Full Call)
- Lennar Corp. 6.25% 12/15/21 (Full Call)
- Clear Channel Worldwide 9.25% 2/15/24 (Full Call)

Outlook

Three months ago, the $64,000 question was how fast might inflation rise? And how much faster would this make the Fed likely to taper its asset purchasing program? And would a taper tantrum throw a wrench into the works for risk assets like stocks?

This narrative has now morphed and investors are wondering whether it is growth — not inflation — that could be transitory. This concern has been playing itself out in Treasuries, where yields on 10-Year notes tumbled to about where they were in January.

Has the Treasury market overshot? We think that's certainly possible. For one thing, demand for High Yield bonds has pushed yields on non-investment grade debt to record lows, which is sending a different message about investor confidence in the economy and appetite for risk-taking than Treasuries are signaling.

To be sure, there is a real concern that the spread of the Delta variant of Covid-19 could lead to another wave of the pandemic, especially as the rate of vaccinations has slowed considerably in the U.S. If this leads to renewed restrictions on travel and public gatherings, this could spook the financial markets, if not shock the underlying economy.

Still, we believe reality probably lies somewhere in between the two extremes of an overheating economy driving inflation to worrisome levels and a slow-growth, dis-inflationary world in which negative real yields proliferate the bond market. We believe it's important not to assume the worst — in either direction. Rather, this is a time to be information gatherers.

In this environment, we are keeping our durations short, not just to play it safe, but also to be opportunistic should the narrative shift again. We're also comforted by the fact that High Yield in general is better positioned to weather both extremes better than other fixed income classes. If the economy heats up and rates begin to climb, High Yield's shorter durations, relative to investment grade (4.0 years HY vs 8.2 years for investment grade) offers investors some protection. Meanwhile, if inflation remains muted, High Yield stands to benefit from economic tailwinds such as historically cheap credit and investor's search for yield.

We wouldn't call this a win-win, necessarily. But the balance of risks certainly makes High Yield a decent place to be.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

Investing: wsj.com/articles/explaining-bad-news-for-the-economy-is-good-news-for-the-stock-market-11625433651
The Markets: ft.com/content/40c1f1b8-ac95-4623-a389-2d4de1542fdb
The Fed: http://lite.cnn.com/en/article/h_0205dcf7c69abbf4ebfe3ce2dd9361f3
Inflation: northeastinvestors.com/are-supply-bottlenecks-the-key-to-predicting-rising-rates

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.